UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Specialty Underwriters’ Alliance Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

84751T309
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Hallmark Financial Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,408,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,408,615
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON American Hallmark Insurance Company of Texas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,308,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,308,615
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Hallmark Specialty Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 84751T309

The following statement constitutes the Schedule 13D filed by the undersigned (the “Statement”).

Item 1.                                Security and Issuer.

This Statement relates to the common stock, par value $.01 per share (“Common Stock”), of Specialty Underwriters’ Alliance Inc.  (the “Company”), whose principal executive offices are located at 222 South Riverside Plaza, Chicago, IL 60606.

Item 2.                                Identity and Background.

Items 2(a), 2(b) and 2(c)          This Statement is jointly filed by Hallmark Financial Services, Inc., a Nevada corporation (“Hallmark”), American Hallmark Insurance Company of Texas, a Texas corporation (“AHIC”), and Hallmark Specialty Insurance Company, an Oklahoma corporation (“HSIC”) (collectively, the “Reporting Persons”). Because AHIC and HSIC are wholly-owned  subsidiaries of Hallmark,  Hallmark  may be deemed,  pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”),  to be the  beneficial  owner of all the  shares  of Common Stock of the Company held by AHIC and HSIC.  The Reporting Persons are filing this joint statement, as they may be  considered a "group" under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a group exists. Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of each of the Reporting Persons’ directors and executive officers, as of the date hereof.

The principal business of the Reporting Persons is marketing, distributing, underwriting, and servicing of property and casualty insurance products for businesses and individuals in the United States.  The principal place of business for the Reporting Persons is 777 Main Street, Suite 1000, Fort Worth, TX  76102.

Item 2(d)          During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)           During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)            Hallmark, AHIC and HSIC are organized under the laws of Nevada, Texas and Oklahoma, respectively.

CUSIP NO. 84751T309

Item 3.                                Source and Amount of Funds or Other Consideration.

The net investment cost (including commissions, if any) of the shares of Common Stock held by the Reporting Persons was approximately $6,945,216.80 in the aggregate, all of which was obtained from cash on hand of the applicable Reporting Person.  The net investment cost of AHIC was approximately $6,452,714.80 and the net investment cost of HSIC was $492,502.00.

Item 4.                                Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock based on the belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of shares of Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of shares of Common Stock in open market or private transactions, on such terms and at such times as the Reporting Persons deem advisable.

Hallmark has pursued discussions with the Company with respect to a potential business combination between Hallmark and the Company. On June 16, 2008, Hallmark delivered to the Company’s board of directors a proposal with respect to a transaction pursuant to which each outstanding share of the Common Stock would be converted into Hallmark common stock at a pre-determined formula.  The Company has acknowledged receipt of such proposal but has not responded to Hallmark as of the present date.  Hallmark expects to seek to continue to pursue discussions with the Company regarding a potential business combination or similar transaction or other strategic alternatives it believes will maximize shareholder value.

Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Company, including with respect to the existing operations and future plans of the Company, communicating with other shareholders, seeking board representation, making proposals to the Company concerning the capitalization and operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or hedging or similar transactions with respect to their shares of Common Stock  or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.                                Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 14,697,355 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Company’s Form 10-Q for the quarter ended March 31, 2008 as filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP NO. 84751T309

As of the filing date of this Statement, AHIC beneficially owned 1,308,615 shares of Common Stock, representing approximately 8.9% of the Company’s issued and outstanding Common Stock.

As of the filing date of this Statement, HSIC beneficially owned 100,000 shares of Common Stock, representing approximately 0.7% of the Company’s issued and outstanding Common Stock.

Hallmark, as the parent of AHIC and HSIC, may be deemed to beneficially own the 1,308,615 shares of Common Stock owned by AHIC and the 100,000 shares of Common Stock owned by HSIC, representing an aggregate of 1,408,615 shares of Common Stock or approximately 9.6% of the issued and outstanding Common Stock.

(b)           Each of the Reporting Persons has the sole power to vote and dispose of the shares of Common Stock reported as beneficially owned by them in this Statement.

(c)           Schedule B annexed hereto lists all the transactions in the Company’s Common Stock by the Reporting Persons during the past 60 days.  Such transactions in the Common Stock were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)           Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.                                Materials to be Filed as Exhibits.

99.1	Joint Filing Agreement dated as of June 23, 2008 by and among Hallmark Financial Services, Inc., American Hallmark Insurance Company of Texas and Hallmark Specialty Insurance Company.

CUSIP NO. 84751T309

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2008	Hallmark Financial Services, Inc.

	By:	/s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Executive Chairman

American Hallmark Insurance Company of Texas

By:	/s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Director

Hallmark Specialty Insurance Company

By:	/s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Director

CUSIP NO. 84751T309

SCHEDULE A

Directors and Executive Officers of Hallmark Financial Services, Inc.

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director & Executive Chairman	Insurance Company Executive (Hallmark Financial Services) and Principal, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Scott T. Berlin, Director	Managing Director, Brown Gibbons Lang & Company, LLC, an investment banking firm serving middle market companies	Brown Gibbons Lang & Company, LLC 1111 Superior Ave., Ste. 900 Cleveland, OH 44114
George R. Manser, Director	Retired Insurance Company Executive	707 S. Gulfstream Ave., #1102 Sarasota, FL 34236
James H. Graves, Director	Partner, Erwin, Graves & Associates, L.P., a management consulting firm	Erwin, Graves & Associates, L.P. 8201 Preston Rd, Suite 200 Dallas, TX 75225
Mark J. Morrison, President & CEO	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Jeffrey R. Passmore, Senior Vice President and Chief Accounting Officer	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Kevin T. Kasitz, Executive Vice President and Chief Operating Officer	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Brookland F. Davis, Executive Vice President	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Donald E. Meyer, President of Operating Unit	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Curtis R. Donnell President of Operating Unit	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102

CUSIP NO. 84751T309

Directors and Executive Officers of American Hallmark Insurance Company of Texas

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director	Insurance Company Executive (Hallmark Financial Services) and Principal, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Mark J. Morrison, Director & Executive Vice President	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Brookland F. Davis, Director	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Kevin T. Kasitz, Director & President	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Jeffrey R. Passmore, Director, CFO & Treasurer	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Cecil R. Wise, Director & Secretary	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Christopher J. Kenney, Director & Vice President	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102

CUSIP NO. 84751T309

Directors and Executive Officers of Hallmark Specialty Insurance Company

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director	Insurance Company Executive (Hallmark Financial Services) and Principal, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Mark J. Morrison, Director & Vice President	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Donald E. Meyer, Director & President	Insurance Company Executive with Hallmark Financial Services, Inc.	TGA Insurance Managers, Inc. 7411 John Smith Dr., Ste. 1400 San Antonio, TX 78229
Jeffrey R. Passmore, Director & Chief Financial Officer	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Kevin T. Kasitz, Director & Vice President	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Marcelo A. Borrego, Treasurer	Insurance Company Executive with Hallmark Financial Services, Inc.	TGA Insurance Managers, Inc. 7411 John Smith Dr. Ste. 1400 San Antonio, TX 78229
Cecil R. Wise, Secretary	Insurance Company Executive with Hallmark Financial Services, Inc.	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102

CUSIP NO. 84751T309

SCHEDULE B

Transactions in the Common Stock During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase
American Hallmark Insurance Company of Texas
7,011	4.79	6/3/08
2,500	4.80	6/4/08
100	4.80	6/5/08
150,100	4.85	6/6/08
304,900	4.85	6/9/08
200,000	4.85	6/10/08
291,400	4.92	6/12/08
100	4.90	6/16/08
10,724	4.90	6/18/08
6,500	4.99	6/19/08
318,980	5.04	6/20/08
Hallmark Specialty Insurance Company
70,000	4.85	6/11/08
30,000	5.04	6/20/08